                                                                                                     Exhibit 12
                                                                                                     ----------
                                         CONSOLIDATED FREIGHTWAYS, INC.
                                          dba CNF TRANSPORTATION INC.
                                COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                       Year Ended December 31,
                                         1996            1995           1994            1993          1992

                                                        (dollars in thousands)
Fixed Charges:
 Interest Expense                 $    39,766     $    33,407     $   27,065      $   29,890     $  33,023
 Capitalized Interest                   2,092             731            793             531             4
 Preferred Dividends                   12,645          12,419         12,475          12,551        12,618
Total Interest                         54,503          46,557         40,333          42,972        45,645

Interest Component of
  Rental Expense                       48,704          43,202         41,416          34,464        32,219

Fixed Charges                         103,207          89,759         81,749          77,436        77,864
 Less:
Capitalized Interest                    2,092             731            793             531             4
 Preferred Dividends                   12,645          12,419         12,475          12,551        12,618
  Net Fixed Charges                $   88,470      $   76,609      $  68,481      $   64,354     $  65,242

Earnings:
 Income from continuing
   operations before Taxes         $  147,132      $  152,942      $ 165,129      $   66,202     $ (26,783)
 Add: Net Fixed
  Charges                              88,470          76,609         68,481          64,354        65,242
  Total Earnings                   $  235,602      $  229,551      $ 233,610      $  130,556     $  38,459

Ratio of Earnings to
 Fixed Charges:
   Total Earnings                  $  235,602      $  229,551      $ 233,610      $  130,556     $  38,459
   Fixed Charges (1)                  103,207          89,759         81,749          77,436        77,864

Ratio                                     2.3 x           2.6 x          2.9 x           1.7 x         0.5 x(2)

(1) Fixed Charges represent interest on capital leases and short-term and long-term debt, capitalized interest, dividends on shares of the Series B Cumulative Convertible Preferred Stock used to pay debt service on notes issued by the Company's Thrift and Stock Plan (the "TASP"), and the applicable portion of the consolidated rent expense which approximates the interest portion of lease payments.
(2) Earnings were inadequate to cover fixed charges for the period shown; the deficiency was $39.4 million for the year ended December 31, 1992.